BRF S.A.

PUBLICLY TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or the "Company") (B3: BRFS3; NYSE: BRFS) informs its shareholders and the market in general that its Board of Directors, in the meeting held on August 13, 2019, approved the nomination of Mr. Carlos Alberto Bezerra de Moura for Chief Financial and Investor Relations Officer, position that was occupied, on an interim basis, by the Company’s Global CEO, Mr. Lorival Nogueira Luz Junior. The investiture date of Mr. Carlos Alberto Bezerra de Moura is scheduled for September 16, 2019.

From May, 2011 until September of the current year, Mr. Carlos Alberto Bezerra de Moura acted as Executive Officer and CFO of Companhia Brasileira de Metalurgia e Mineração (CBMM). From November 2009 until May, 2011, he occupied the position of Corporate Vice-President and CFO of Diagnósticos da América S.A. (DASA). He also acted as Officer to the wholesale sector and was partner of Itaú Unibanco Holding Financeira, from December 2001 to November 2009 and worked previously at Banco Bozano, Simonsen and Deloitte Touche Tohmatsu. Mr. Moura graduated on Accounting from Universidade Federal do Rio de Janeiro – UFRJ and holds a post-graduation degree on Financial Administration from Fundação Getúlio Vargas do Rio de Janeiro (FGV/RJ) and an MBA degree on Managerial Administration from Fundação Dom Cabral, with an extension from Kellogg School of Management.

São Paulo, August 13, 2019

Lorival Nogueira Luz Junior

Global CEO

Chief Financial and Investor Relations Officer (Interim)